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                             [CASTLE & COOKE LOGO]
DRAFT
                                                                    NEWS RELEASE

                                                        Contact: Dean R. Estrada
                                                                  (310) 209-3804


             CASTLE & COOKE, INC. ANNOUNCES EXECUTION OF SETTLEMENT
          AGREEMENT IN SHAREHOLDER LITIGATION AND AMENDMENT TO MERGER
                                   AGREEMENT


         LOS ANGELES, California, June 28, 2000 -- Castle & Cooke, Inc. announced today that a definitive settlement agreement has been executed in the shareholder litigation relating to Flexi-Van Leasing, Inc.'s tender offer to purchase all of the outstanding shares of Castle & Cooke, Inc. Under the settlement agreement, which documents a previously announced tentative settlement, the offer price under the tender offer and the merger that is anticipated to follow the tender offer will be increased from $18.50 to $19.25 per share. This increase represents a 60 percent increase over the $12.06 per share price of the stock immediately prior to Flexi-Van Leasing, Inc.'s March 29, 2000 original proposal of $17.00 per share and creates an additional $123 million in enterprise value. The higher offer price also represents a $38 million or an approximate 13 percent increase over the $17.00 per share price specified in the original proposal. The $19.25 per share offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $615 million. The settlement agreement is subject to court approval.

         In connection with the settlement agreement, the merger agreement previously executed by Flexi-Van Leasing, Inc. and Castle & Cooke, Inc. has been amended to, among other things, reflect the increased purchase price and to increase the minimum percentage of shares that are required to be validly tendered in the tender offer, as a condition to Flexi-Van Leasing, Inc.'s obligation to close the tender offer, from a majority to more than seventy-five percent of the outstanding shares of common stock which Flexi-Van Leasing, Inc. or its affiliates do not already own.

         Amended tender offer materials have been filed today with the Securities and Exchange Commission to reflect the previously announced increase in the purchase price to $19.25 per

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share and the increase in the minimum condition to more than seventy-five percent and thereafter will be distributed to shareholders. The expiration date of the tender offer remains July 6, 2000.

         Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

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